[redacted]

09056616

S
COMMISSION
Washington, D.C. 20549

cm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17277

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merrimack Valley Investment, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 Merrimack Street
(No. and Street)

Haverhill (City) Massachusetts (State) 01830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen A. Levesseur 978-374-0561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosatone & Bell, LLC
(Name – *if individual, state last, first, middle name*)

116 Summer Street (Address) Haverhill (City) Massachusetts (State) 01830 (Zip Code)

SEC Mail Processing Section

FEB 25 2009

Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, Kathleen A. Levasseur, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merrimack Valley Investment, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts (Debits $37; Credits $3,196)

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERRIMACK VALLEY INVESTMENT, INC.
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008

CONTENTS

Rosatone & Bell, LLC

Certified Public Accountants, Auditors
Tax and Financial Consultants

Independent Auditors' Report

To the Board of Directors and Stockholders
of Merrimack Valley Investment, Inc.
Haverhill, Massachusetts

We have audited the accompanying statement of financial condition of Merrimack Valley Investment, Inc. as of December 31, 2008, and the related statements of income and retained earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrimack Valley Investment, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haverhill, Massachusetts

February 15, 2009

Rosatone & Bell LLC

116 Summer Street, Haverhill, MA 01830-1116 • (978) 372-8222, (978) 373-3444
823 Lafayette Road, P.O. Box 2450, Seabrook, NH 03874-2450 • (603) 474-5563, (978) 462-7282
Haverhill Fax: (978) 521-0596 Seabrook Fax: (603) 474-5096

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 630,800
Cash Segregated Under SEC Regulations	301,567
Deposits with Clearing Organization and Others	50,000
Receivable from Customers and Non Customers	7,259
Prepaid Expenses	1,394
Furniture, Fixtures & Leasehold Improvements (Note A)	1,165
Marketable Securities, at market value	104,149
TOTAL ASSETS	$ 1,096,334

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to Customers and Non Customers	$ 294,834
Payable To Brokers, Dealers & Clearing Organizations	9
Accrued & Deferred Expenses	15,220
	310,063
Commitments and Contingent Liabilities:	
Liabilities Subordinated to Claims of General Creditors	363,420
Stockholders Equity:	
Common Stock, 1 cent par value, 1,000,000 sh. auth., 805,000 sh. issued, 360,000 outstanding	7,500
Additional Paid-In Capital	239,690
Retained Earnings	278.661
Less: Treasury Stock, 445,000 sh. at cost	(103,000)
Total Stockholders' Equity	422,851
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,096,334

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE:	
Commissions	$ 113,456
Service Fees and Shipping Charges	37,220
Trading Gains (Losses)	(63,932)
Interest and Dividends	28,629
Gain on Sale of Exchange Membership	304,642
	420,015
EXPENSES:	
Employee Compensation and Benefits	272,840
Commissions, Clearing, Floor Brokerage	11,110
Communications	13,472
Taxes, Other than Income	21,018
Rent, Occupancy	30,000
Other Operating Expenses	74,510
	422,950
INCOME (LOSS) BEFORE INCOME TAXES	(2,935)
INCOME TAX (EXPENSE) BENEFIT	(1,406)
NET INCOME (LOSS)	(4,341)
RETAINED EARNINGS, JANUARY 1, 2008	283,002
RETAINED EARNINGS, DECEMBER 31, 2008	$ 278,661

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2008

Subordinated Liabilities at January 1, 2008	$ 363,420
Current Year Changes	0
Subordinated Liabilities at December 31, 2008	$ 363,420

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (4,341)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	312
Unrealized Trading Losses	6,926
(Increase) Decrease in Operating Assets:	
Deposits with Clearing Organizations	(20,000)
Net Receivables from Customers and Non Customers	5,778
Exchange Membership	5,000
Prepaid Expense	182
Securities Owned, net	56,968
Increase (Decrease) in Operating Liabilities:	
Payables to Customers and Non Customers	49,761
Net Payables to Brokers, Dealers and Clearing Organizations	(2,007)
Accrued Expenses	9,594
NET CASH PROVIDED BY OPERATING ACTIVITIES	108,173
CASH FLOWS FROM INVESTING ACTIVITIES:	
None	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES:	
None	0
NET CASH PROVIDED BY FINANCING ACTIVITIES	0
NET INCREASE IN CASH AND CASH EQUIVALENTS	108,173
CASH, JANUARY 1, 2008	824,194
CASH, DECEMBER 31, 2008	$ 932,367

SUPPLEMENTAL DISCLOSURES TO STATEMENT OF CASH FLOWS

The Company had no noncash investing and financing activities for the year ended December 31, 2008.

No interest was paid for the year ended December 31, 2008. Income taxes paid for the year was $824.

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balances at January 1, 2008	$ 7,500	$239,690	$(103,000)	$ 283,002
2008 Net Income (Loss)				(4,341)
Balances at December 31, 2008	$ 7,500	$239,690	$(103,000)	$ 278,661

The accompanying notes are an integral part of these financial statements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

The Company, located in Haverhill, Massachusetts, is a securities broker - dealer involved in buying and selling of securities for customers in the New England area.

Basis of Accounting

The Company generally maintains its books and accounts on the accrual basis. There are no significant differences in income for financial and tax purposes.

Revenue and Expenses

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction date.

Property and Equipment

Property and Equipment are stated at cost at the date of acquisition. Depreciation is computed under the straight-line method over the estimated useful lives of the assets. Costs of repairs and maintenance are charged to expense as incurred while costs of significant renewals and betterments are capitalized. Total property and equipment and accumulated depreciation at December 31, 2008 amounted to $138,546 and $137,381 respectively. Depreciation expense for the year ended December 31, 2008 amounted to $312.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income or expense.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to the difference in depreciation methods for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax benefits exist due to the difference in valuation methods of marketable securities for financial reporting and income tax reporting.

The income tax provision consists of the following:

Federal Income Tax Expense	$ 116
State Income Tax Expense	1,290
	$ 1,406

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B: CASH SEGREGATED UNDER SEC REGULATIONS

Cash of $301,567 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

NOTE C: RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATION

The components of receivables from and payables to brokers, dealers and clearing organizations consist of securities failed to receive and deliver at December 31, 2008 all of which are outstanding less than 30 days. "Fails" represent the value of securities which have not been received or delivered by settlement date.

NOTE D: RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for these receivables. Such collateral is not reflected in the financial statements.

NOTE E: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The related party borrowings under subordination agreements at December 31, 2008 are as follows:

Subordinated notes, 9%, due March 2010	$ 25,000
Subordinated notes, 9%, due December, 2011	20,000
Subordinated notes, 9%, due December, 2011	161,820
Subordinated notes, 9%, due December, 2011	156,600
	$ 363,420

Maturities of liabilities subordinated to claims of general creditors are as follows:

Year Ended December 31	Amount
2009	$ 0
2010	25,000
2011	338,420
	$ 363,420

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commissions uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE F: INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

The Company had no fully paid and excess margin securities for which instructions to reduce the possession or control had been issued as of the report date.

NOTE G: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15-c3-1), which requires the maintenance of minimum net capital. At December 31, 2008, the Company had net capital of $759,945 which was $509,945 in excess of its required net capital of $250,000.

NOTE H: LEASE OBLIGATION

The Company leases, under a tenancy-at-will lease agreement, premises and equipment from a related realty trust. The rent paid under this lease in 2008 was $48,000.

The current lease obligation to the realty trust is $2,500 per month for occupancy rent and $1,500 per month for equipment lease.

NOTE I: PENSION AND PROFIT SHARING PLANS

The Company sponsors a defined contribution profit sharing plan that covers substantially all of its employees. Contributions are made at the discretion of the Board of Directors of the Company and are not to exceed 25% of the total compensation paid to eligible participants. Contributions made to the plan for the year ended December 31, 2008 totaled $52,930.

SUPPLEMENTAL
INFORMATION

SCHEDULE I
MERRIMACK VALLEY INVESTMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

NET CAPITAL		
Total Stockholders' Equity Qualified for Net Capital		$ 422,851
Add: Liabilities Subordinated to the Claims of General Creditors Allowable in Computation of Net Capital		363,420
Total Capital and Allowable Subordinated Liabilities		786,271
Deductions and/or Charges:		
Non-Allowable Assets:		
Prepaid Expenses	1,394	
Equipment and Improvements	1,165	
		2,559
Net Capital Before Haircuts on Securities Positions		783,712
Haircuts on Securities:		
Trading and Investment Securities:		
Stocks & Warrants	9,836	
Certificates of Deposit	8,968	
Undue Concentration	2,458	
Other Securities	2,505	
		23,767
Net Capital		$ 759,945
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 250,000
Excess Net Capital		$ 509,945
Excess Net Capital at 1000%		$ 759,172
AGGREGATE INDEBTEDNESS		
Total AI Liabilities from Statement of Financial Condition		$ 310,063
Deduct: Adjustment Based on Deposits in Special Reserve Bank Accounts		302,332
Total Aggregate Indebtedness		$ 7,731
Percentage of Aggregate Indebtedness to Net Capital		1.02%

SCHEDULE I (continued)
MERRIMACK VALLEY INVESTMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2008	$ 758,084
Audit Adjustments:	
Net Increase in Total Ownership Equity	183
Net Decrease in Haircuts	50
Net Decrease in Non-Allowable Assets	1,628
Net Capital as audited	$ 759,945

SCHEDULE II
MERRIMACK VALLEY INVESTMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

CREDIT BALANCES	
Free Credit Balances and Other Credit Balances in Customers' Security Accounts	$ 295,112
Customer Securities Failed to Receive	9
	295,121
DEBIT BALANCES	
Debit Balances in Customers' Cash Accounts Excluding Unsecured Accounts and Accounts Doubtful of Collection Net of Deductions Pursuant to Rule 15c3-3	7,186
RESERVE COMPUTATION	
Excess of Total Credits Over Total Debits	$ 287,935
Excess of Total Credits Over Total Debits at 105%	$ 302,332
Amount Held on Deposit in Reserve Bank Accounts	301,567
Amount of Deposit Made January 2, 2009	3,500
Amount Held on Deposit in Reserve Bank Accounts	$ 305,067

No material differences exist between the audited Computation of Rule 15c3-3 Reserve Requirements and the corresponding unaudited computation as done by Merrimack Valley Investment, Inc.

Rosatone & Bell, LLC

Certified Public Accountants, Auditors
Tax and Financial Consultants

SUPPLEMENTAL INDEPENDENT AUDITORS' REPORT

Board of Directors
Merrimack Valley Investment, Inc.
Haverhill, Massachusetts

In planning and performing our audit of the financial statements of Merrimack Valley Investment, Inc. for the year ended December 31, 2008 we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance in the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Merrimack Valley Investment, Inc. that we considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparison, and the recording of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of the internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

116 Summer Street, Haverhill, MA 01830-1116 • (978) 372-8222, (978) 373-3444
823 Lafayette Road, P.O. Box 2450, Seabrook, NH 03874-2450 • (603) 474-5563, (978) 462-7282
Haverhill Fax: (978) 521-0596 Seabrook Fax: (603) 474-5096

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objective.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Haverhill, Massachusetts

February 15, 2009

Rosatone + Bell, LLC

Financial Statements
for

MERRIMACK VALLEY INVESTMENT, INC.

DECEMBER 31, 2008

Rosatone & Bell, LLC

Certified Public Accountants, Auditors,
Tax and Financial Consultants